SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2005

                                 Elscint Limited
                              (Name of Registrant)


                  13 NOAH MOZES STREET, TEL AVIV 67442, ISRAEL
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________





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                                 Elscint Limited

Attached are the following exhibits:

99.1 Press release re Elscint Limited Announces Retention of Financial Advisor In Connection With Negotiations On Potential Business Combination With Elbit Medical Imaging Ltd. dated June 28, 2005.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ELSCINT LIMITED
                                            ---------------
                                            (Registrant)



                                            By: /s/Rachel Lavine
                                                ----------------
                                                Rachel Lavine
                                                President

Date:  June 28, 2005



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                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.      DESCRIPTION
-----------      -----------

99.1 Press release re Elscint Limited Announces Retention of Financial Advisor In Connection With Negotiations On Potential Business Combination With Elbit Medical Imaging Ltd. dated June 28, 2005.